EX-99.(p)(9)

I.	BROWN ADVISORY POLICIES

A.	INTRODUCTION

The purpose of this Compliance Policy Manual, as amended from time to time (this “Manual”), is to set forth the policies that govern the conduct of Brown Advisory’s officers and employees (collectively, “employees”). Each employee will be required to certify in writing that he or she has read and understands the contents of this Manual. If an employee has questions regarding any business conduct, he or she should refer them immediately to his or her Supervisor.

B.	STANDARDS OF CONDUCT AND GENERAL EMPLOYEE RESPONSIBILITIES

1.	CODE OF ETHICS

Brown Advisory Principles of Business Conduct and Code of Ethics

Principles of Business Conduct

Brown Advisory is committed to providing services with the utmost professionalism and integrity. Brown Advisory’s employees owe an undivided duty of loyalty to clients and must adhere to the highest ethical standards when conducting business activity on behalf of Brown Advisory in any capacity. Brown Advisory owes its clients a duty of honesty, good faith and fair dealing when discharging its investment management responsibilities. Investment advice must be independent, unbiased and professional.

It is a fundamental principle of Brown Advisory’s business conduct to ensure that the interests of clients come before those of Brown Advisory or its employees. As an employee of Brown Advisory, you are required to uphold these principles of business conduct by not taking inappropriate advantage of your position. It is particularly important to uphold these principles when maintaining the confidentiality of client information, including holdings and trading activity, and when considering engaging in personal securities transactions.

Employees must avoid any activity that might create an actual or potential conflict of interest. Employees may not cause a client to take action (or fail to take action) for the employee’s personal benefit, rather than for the benefit of the client. Brown Advisory recognizes, however, that employees should have an opportunity to develop investment programs for themselves and their families, provided they act in line with the firm’s policies and procedures.

IMPORTANT: The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

The rules and principles set forth in the policies and procedures that follow are designed to reasonably ensure that Brown Advisory’s business conduct standards are upheld and to reasonably ensure that employees conduct themselves in a manner that complies with federal securities laws, rules and regulations. Brown Advisory employees must comply with applicable federal securities laws and other regulations under which the firm operates at all times. All employees are expected to adhere to the requirements contained in this document. Technical compliance with these policies and procedures will not automatically insulate from scrutiny any behavior, transaction or pattern of transactions that is not in keeping with the principles stated above.

You are required to bring any knowledge of possible or actual unethical conduct, any other violations of the Code of Ethics, or conduct that simply appears questionable or improper to the attention of the Chief Compliance Officer (“CCO”) and/or Chief Executive Officer (“CEO”) or their designees. Confidentiality will be protected as much as possible, and employees can be assured that there will be no adverse consequences as a result of reporting any unethical or questionable behavior.

Brown Advisory is required to provide each employee with a copy of the Code of Ethics and any amendments upon hiring. Employees are required to provide a written acknowledgement of their receipt of the Code and any amendments as a condition of employment.

Conflicts of Interest

Personal interests, both inside and outside of Brown Advisory that could be placed ahead of the firm’s obligations to clients, could be the source of actual or potential conflicts of interest. Employees must remain aware that just the opportunity to act improperly may create the appearance of conflict and that conflicts may exist even in the absence of wrongdoing.

You are required to make a full and timely disclosure of any situation that could result in a potential conflict or the appearance of a conflict of interest.

Employees must complete an Outside Business Activities Form and receive approval from the Chief Compliance Officer or designee before initiating the activity and receiving compensation from sources other than Brown Advisory as applicable.

Employees may not take advantage of any opportunity or otherwise personally benefit from information you obtain as an employee that would not have been available to you if you were not a Brown Advisory employee.

Please refer to the Conflicts of Interest Policy for further requirements governing conduct in this area.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Outside Business Activities, Including Service as a Director

Employees may not serve as a director, officer, employee, partner or trustee, nor hold any position of substantial influence or interest or financial responsibility in any outside business enterprise, public or private company, including non-profits, without prior approval from the Chief Compliance Officer or Chief Executive Officer or their designees. The Chair of the Governance Committee will approve the Chief Executive Officer’s outside business activities.

Please see the Compliance Request Portal on the Intranet for the appropriate form.

Unless Brown Advisory has requested in writing that an employee serve on the Board of Directors of a public or private company or unless otherwise specified in writing at the time of approval, an employee serving on the Board of Directors of a public or private company other than a Brown Advisory entity will serve in his or her own capacity and not on behalf of Brown Advisory or as an agent, representative or designee of Brown Advisory. In the case of situations in which Brown Advisory has requested in writing that an employee serve on the Board of Directors of a public or private company, such employee will serve as a director of such company on behalf of Brown Advisory and only within the scope of his or her employment by Brown Advisory.

In the event that any claim or liability against an employee arises in connection with such employee’s service on the Board of Directors of any public or private company other than a Brown Advisory entity, Brown Advisory will not be liable for such claim or liability, nor will such Employee be eligible to receive indemnification or contribution from Brown Advisory, except in the case of situations in which such employee is serving on such Board of Directors at the written request of Brown Advisory. In addition, Brown Advisory will not purchase or carry Director and Officer or Errors and Omissions (“D&O/E&O”) liability insurance coverage in connection with such employee’s service on the Board of Directors, except in the case of situations in which such employee is serving on such Board of Directors at the written request of Brown Advisory. Any employee interested in serving on the Board of Directors of any public or private company other than a Brown Advisory entity must inquire whether such company will purchase or carry D&O/E&O liability insurance in connection with his or her service.

An employee who is a director of a company should not participate in investment decisions involving that company’s securities without adequately and fully addressing the conflict of interest. A member of the Compliance team should be consulted regarding mitigating any such conflict.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Any compensation (including, without limitation, stock and options to purchase stock) paid to an employee who is a director of a public or private company other than a Brown Advisory entity must be disclosed, and may only be retained by such employee at the discretion of the Chief Compliance Officer and Chief Executive Officer or their designees.

Use and Disclosure of Confidential Information

Unauthorized use or disclosure of confidential information obtained or developed as a result of employment by Brown Advisory is forbidden. Use of such information and/or material non-public information for personal gain or furthering private interests could result in civil or criminal penalties against the employee responsible for such activities or Brown Advisory.

Employees must comply with the firm’s policy on the handling and use of material inside information. Employees may not purchase or sell, or recommend the purchase or sale, of a security for any account while they are in possession of material inside information. In addition, employees may not disclose confidential information (including, but not limited to, information about pending or contemplated transactions for client accounts and client holdings) except to other employees who “need to know” that information to carry out their duties to clients.

The utmost caution and discretion is required in the use and disclosure of confidential information at all times. Employees who believe they may have received material non-public information should consult the Chief Compliance Officer or designee.

Please refer to the Material Non-Public Information Policy for further requirements governing conduct in this area.

Gifts and Entertainment

To maintain Brown Advisory’s high standards of integrity and conduct, employees may not solicit, receive or give gifts or entertainment that might influence or appear to a reasonable person to influence decisions you or the recipient(s) make in business dealings or transactions involving Brown Advisory, clients, or persons seeking to do business with the firm.

Please refer to the Gifts, Entertainment, Political and Charitable Contributions Policy for additional requirements in this area, including reporting requirements, and limits on gifts and entertainment.

Political Contributions

Employees must receive approval from the Chief Compliance Officer or designee prior to making political contributions, or providing gifts or entertainment to government officials. Strict limits are in place on political contributions to any candidate for state or local public office. Please refer to the Compliance Request Portal on the Intranet for the appropriate form and the Gifts, Entertainment, Political and Charitable Contributions Policy for additional requirements in this area, including reporting requirements and limits.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Brown Advisory and its employees may not coordinate or solicit contributions for an official of a government entity to which the firm is seeking to provide advisory services. Gatekeepers and/or intermediaries may not be utilized to act on behalf of the firm in contravention of these restrictions.

Personal Trading Policy

I.	Definitions

a.	Beneficial Interest means the opportunity, directly or indirectly, to profit or share in profit.

b.

Employee means any employee of Brown Advisory Group Holdings LLC and its subsidiaries. For the purpose of the Personal Trading Policy, all Employees are deemed Access Persons as defined in Rule 204A-1 of the Investment Advisers Act of 1940.

c.	Immediate Family means spouse or partner, minor child or other relatives who share the Employee’s household.

d.	Employee-related Account means:

1.	Personal brokerage accounts held in an Employee’s name.

2.	Any joint, tenant-in-common or other account in which an Employee is an owner or participant.

3.	Trust accounts if an Employee is a beneficiary of the trust; or an Employee is a trustee and a beneficiary of the Trust is a member of the Employee’s Immediate Family.

4.	An account of a business entity in which an Employee owns a material economic interest.

5.	House Accounts, as defined in Section I.g. below.

e.

Fully Discretionary Account means an Employee-Related Account over which the Employee has no direct or indirect influence or control over the timing or nature of investment decisions (i.e., if investment discretion for that account has been delegated in writing to an investment manager and that discretion is not shared with the Employee).

f.	Fund means any Brown Advisory Fund, Brown Advisory-sponsored private fund or direct investment, or representative account of a Brown Advisory single strategy product.

g.

House Account means an account where the firm or an affiliate is the beneficial owner of at least 25%, a pooled account where Employees are the only beneficial owners, or pooled account where the Chief Compliance Officer or designee determines that Employees’ beneficial ownership warrants additional Compliance review and oversight.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

II.	Pre-clearance of Personal Trades

a.

Employees must pre-clear all trades in Employee-related Accounts, including options and other derivatives. Refer to the Compliance Request Portal on the Intranet for the appropriate form. Trades in House Accounts must be pre-cleared or subject to an alternate review process under the supervision of the Chief Compliance Officer or designee.

b.

Trades will be reviewed for pre-clearance by the the Compliance team or designee. Before granting approval, the reviewer must be satisfied that the transaction complies with the provisions of this Code of Ethics and presents no conflict of interest. Employees will be notified when their request has been approved. No trade subject to pre-clearance may be entered prior to the receipt of approval.

c.

Pre-clearance approval is valid only until the close of business (market close) on the day it is granted, except in the case of UK employees pre-clearing trades for the following day’s local market opening. If an employee trade is not placed during the day or is placed but not fully executed, a new approval must be obtained.

III.	Exempt Accounts

a.	Transactions in the following accounts are exempt from pre-clearance requirements:

1.	Employee-related Trust Accounts where the firm serves as corporate trustee pursuant to a written agreement and the account is managed on a Fully Discretionary Basis (“Covered Trust Accounts”)

2.	Fully Discretionary Accounts

3.

Employee-related single strategy accounts that trade alongside of clients in an appropriate trading block. When trading in the block is not possible for such accounts, that account’s trading activity must be pre-cleared according to the standards set forth in Section II above.

b.	Except as noted in Section VIII.a.5.a. below, Exempt Accounts noted in Section III.a. above are subject to all other provisions of the Code of Ethics.

IV.	Exempt Transactions

The pre-clearance requirements set forth above do not apply to the purchase or sale of the following:

a.	Shares of open-end mutual funds or UCITs

b.	Transactions in options on indices

c.	Direct obligations of the US Government

d.	Direct obligations of the UK Government

e.	Bankers’ acceptances

f.	Bank certificates of deposits

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

g.	Commercial paper

h.	Repurchase agreements

i.	Floating rate notes

j.	Dividend reinvestment plans

k.	Automatic transactions (e.g., purchases under dividend reinvestment plans, activity in employee salary deferral accounts)

l.	Sales pursuant to standing instructions on public charity gift accounts where an Employee controls an account but has no beneficial interest

m.	Transactions that are not voluntary on the part of the Employee (e.g., stock dividends or splits; mergers; other corporate reorganizations; margin calls).

n.	Currency spot trades

V.	Transaction Reporting

It is important to note that Employees must report all securities transactions (except IV. c., d., e., f., g., h., and j. above) in any Employee-Related Account.

To ensure compliance with this requirement, Employees must complete a request for any outside brokerage account and submit it to the Compliance team for approval prior to opening the account. See the Compliance Request Portal on the Intranet for the appropriate form.

a.	New Employees must report outside brokerage accounts to the Chief Compliance Officer or designee within 10 days of employment.

b.	Employees must instruct any outside firm that maintains an Employee-Related Account to send duplicate copies of all transaction confirmations[1] of account activity promptly to the firm.

c.	Employees who maintain Employee-Related Accounts with the firm agree to allow the firm and necessary staff to access account information, activity and statements.

VI.	Disclosure of Holdings

a.

Initial Holdings Report – Within 10 days of employment, each Employee must submit an Initial Holdings Report to the Chief Compliance Officer or designee with information current as of a date no more than 45 days prior to the date the person becomes an employee. See the Compliance Request Portal on the Intranet for the appropriate form.

[1]

Documentation must include a) the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP, interest rate, maturity date, number of shares and principal amount of each reportable security involved; b) the nature of the transaction; c) the price of the security at which the transaction was effected; c) the name of the broker, dealer or bank through which the transaction was effected; and d) the date of the documentation.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

b.

Annual Holdings Report - Each Employee must submit an Annual Holdings Report to the Chief Compliance Officer or designee. The information in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted.

VII.	Certification of Compliance - As part of initial and annual holdings reports, Employees are required to certify that they have read, understand, have complied, and will comply with the Code of Ethics.

VIII.	Trading Restrictions

a.

In addition to pre-clearance and reporting requirements, the firm has imposed certain substantive restrictions on personal securities trading. Any transaction in an Employee-Related Account (except for those transactions listed in Section IV. above) must comply with the following sections. To the extent that trading in a security is restricted, trading in options on or instruments convertible into that security also will be restricted. Investment Persons should not acquire a security that would be suitable for a client without first considering whether to recommend or purchase that security to or for the client’s account.

1.	Initial Public Offerings - Employees may not acquire securities in an initial public offering through an Employee-Related Account.

2.

Private Placements - Employees and House Accounts may not acquire securities in an outside private placement without prior written approval of the Chief Compliance Officer or designee. Subsequent capital contributions to such a fund do not require approval, provided that the timing and amount of the contribution are not within the Employee’s control. To obtain approval for an outside private placement, an Employee must complete a Request for Approval of Private Placement (see the Compliance Request Portal on the Intranet) and submit it to the Chief Compliance Officer or designee. Investments by Employees or House Accounts in any private investment fund administered by the firm do not require the completion of a Request for Approval of Private Placement form. The Chief Compliance Officer or designee will review an internal report of subscriptions by Employees and House Accounts before such transactions are approved.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

3.

House Accounts – House Accounts must trade alongside of clients in an appropriate trading block. When trading in the block is not possible for a House Account, that account’s trading activity must be pre-cleared according to the standards set forth in Section II above.

4.

Blackout Periods - In addition to any other sanction provided for under the Code of Ethics, profits realized in connection with a transaction during a blackout period in contravention of the Code of Ethics must generally be disgorged.

1.	Pending Trades

a.

Employees may not purchase or sell a security in an Employee-Related Account on a day during which any client or Fund has a pending order in the same (or an equivalent) security. This restriction applies until the client or Fund order has been executed or cancelled.

2.	Securities Under Consideration

a.

Employees may not purchase or sell a security in an Employee-Related Account if such Employee is aware that a transaction in the same (or an equivalent) security is being considered for any client or that a decision has been made to effect such a transaction.

3.	Fund Trades

a.	Employees may not purchase or sell a security in an Employee-Related Account for a period of four business days before and after a Fund trades the same (or an equivalent) security.

4.	Gray or Restricted Lists

a.	Employees may not purchase or sell a security in an Employee Related Account if such security is listed on the firm’s Gray or Restricted Lists.

5.	Transactions in Certain Trust Accounts, Fully Discretionary Accounts and Employee-related Accounts that Trade in an Appropriate Trading Block

a.

Notwithstanding the blackout periods set forth above, Covered Trust Accounts, Fully Discretionary Accounts, House Accounts and Employee-related single strategy accounts that trade alongside of clients in an appropriate trading block are permitted to trade along with Non-Employee-Related Accounts, including a Fund. In accordance with the firm’s allocation policy, such accounts managed by the firm must receive an average price execution and, in the event of a partial fill, must be allocated shares on terms that are no more or less favorable than other similarly-situated clients so that the client and any Fund will not be disadvantaged.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

6.	Blackout Period Exemptions

a.

Although subject to pre-clearance, transactions involving securities in certain large companies will be exempt from blackout period requirements under normal circumstances, if such transactions involve 1) no more than $200,000 per trade per day in companies with 2) market capitalization of $2.5 billion or greater and 3) the trade meets the other pre-clearance requirements above.

b.

If an Employee is found to have traded in Employee-Related Account during the four business days period before a Fund trades the same (or an equivalent) security, that Employee may be deemed to have not violated the Code of Ethics, if after investigation, the Chief Compliance Officer or designee determines that the Employee could not reasonably have known such a trade would have been effected by the Fund.

7.	Short-Term Trading

a.

Accounts subject to pre-clearance and the blackout period may not profit from the purchase and sale, or sale and purchase, of the same (or an equivalent) security held by a Fund within 30 calendar days. In addition to any other sanction provided for under the Code of Ethics, profits realized from short-term trading must be disgorged unless the trade was approved pursuant to Section IX below.

IX.	Exceptions

a.

Exceptions to the Code of Ethics may be granted in special circumstances. Requests should be submitted in writing to the Chief Compliance Officer or designee. The Chief Executive Officer, the Chief Compliance Officer, the Director of Research, and and/or a Chief Investment Officer (“CIO”) are authorized to review such requests on a case-by-case basis and may grant the request only in agreement with the Chief Compliance Officer or designee if the conduct involved does not appear to present any material opportunity for abuse and the equities of the situation strongly support an exception. The firm must maintain a written record of such exceptions.

X.	Sanctions

a.

If the firm determines that an Employee has violated the Code of Ethics, the firm will take such remedial action as it deems appropriate. Sanctions will vary but may include unwinding of trades, disgorgement of profits, censure, limitation or prohibition of personal trading, suspension, or termination of employment. Without in any way limiting the foregoing, the firm generally may impose the following sanctions (although the firm may impose different or additional sanctions in its discretion):

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

1.

If an Employee does not obtain pre-clearance or violates a trading restriction, the Employee may be requested to reverse the transaction in question and to disgorge any profits to the applicable client(s), or to a charity selected by the firm. Failure to comply with such a request is grounds for dismissal.

2.

If an Employee does not submit an initial or annual holdings report on a timely basis, the Employee may be barred from further personal trading, may not be reimbursed for any expenses (e.g., travel, education), and may not be compensated until the report is provided.

3.

If the firm does not receive duplicate copies of transaction confirmations of account activity for an Employee-Related Account on a timely basis, the Employee may be barred from further personal trading, may not be reimbursed for any expenses (e.g., travel, education), and may not be compensated until the Employee takes appropriate steps to ensure compliance with the Code of Ethics. An occasional late or missing statement should not result in a sanction provided that the Employee has given instructions to the institution maintaining the Employee-Related Account in accordance with Section V.b. above.

XI.	Board Reporting

a.

The Chief Compliance Officer or designee will prepare a quarterly written report on material violations of the Code of Ethics and related issues and present the report to the firm’s Audit Committee. In addition, the Chief Compliance Officer or designee will prepare such information as the Board of Directors for each Brown Advisory Fund may require with respect to violations of the Code of Ethics.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.